UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For December 27, 2016

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, December 22, 2016.

Messrs.

Comisión Nacional de Valores

Bolsa de Comercio de Buenos Aires

Gerencia Técnica y de Valores Negociables

Mercado Abierto Electrónico S.A.

Ref.: Material fact. Public Offer to Purchase after Change of Control and acquisition of Indirect Material Participation

It is my pleasure to address you, in my role as Head of Market Relations for Transportadora de Gas del Sur S.A. (“TGS” or the “Company”), following the information set forth in Notes DAL N° 908/16 dated 07.27.2016, 1012/16 dated 08.12.2016, 1026/16 dated 08.17.2016, 1053/16 dated 08.22.2016 and 1058/16 dated 08.24.2016, with respect to the Public Offer to Purchase after Change of Control and Acquisition of Indirect Material Participation relating to Class B common shares, representing up to 24.5% of TGS’s capital stock (“Local Mandatory Tender Offer”), to be launched by Grupo Inversor Petroquímica S.L., WST S.A. and PCT LLC (the “Offerors”).

On this subject, I hereby inform you that on this date the Offerors notified the President of TGS that in the near future they will launch a tender offer in the United States of America for: (i) Class B common shares issued by TGS and owned by U.S. shareholders (pursuant to Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended) and (ii) “American Depositary Shares” issued in the United States of America, each representing five (5) Class B common shares issued by TGS (the “U.S. Offer”). The Offerors have also reported that the U.S. Offer will be launched concurrently with the Local Mandatory Tender Offer, which is pending approval by Comisión Nacional de Valores (Argentine Securities and Exchange Commission).

Yours sincerely.-

Nicolás M. Mordeglia

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Nicolás M. Mordeglia
Name:	Nicolás M. Mordeglia
Title:	Legal Affairs Vice president

Date: December 27, 2016